UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Agentix Corp.
(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

00848A103

(CUSIP Number)

Thomas E. Puzzo, Esq.

Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Tel: (206) 522-2256

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 29, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.: 00848A103	Schedule 13D

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only): Michael Winterhalter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 150,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 150,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

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EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D is being filed to supplement and amend the Schedule 13D filed with the Securities and Exchange Commission on April 8, 2015 (the “Original Schedule 13D”) with respect to beneficial ownership of the shares of common stock, par value $0.001 per share, of Agentix Corp., a Nevada corporation (the “Issuer”).

All references to issued and outstanding shares of common stock of the Issuer herein reflect a 1-for-1,000 reverse split of the Issuer’s issued and outstanding shares of common stock on July 3, 2019.

Item 1. SECURITY AND ISSUER.

This statement relates to shares of the common stock the Issuer. The address of the principal executive offices of the Issuer is 32932 Pacific Coast Highway, #14-254, Dana Point, California 92629.

Item 2. IDENTITY AND BACKGROUND.

(a) - (c) This Statement is filed by Michael Winterhalter. Mr. Winterhalter’s address is c/o Agentix Corp., 32932 Pacific Coast Highway, #14-254, Dana Point, California 92629. Mr. Winterhalter’s present principal occupation or employment is as President of the Issuer, and the principal place of business of the Issuer is Dana Point, California.

(d) - (e) During the last ten years, Mr. Winterhalter has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Mr. Winterhalter is a U.S. citizen.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Winterhalter, used his personal funds or consideration for all purchases of securities acquired in Item 5 of this Schedule 13D.

Item 4. PURPOSE OF TRANSACTION.

Mr. Winterhalter acquired the shares of shares of common stock of the Issuer, as described in Item 3 herein, for investment purposes.

Depending upon then prevailing market conditions, other investment opportunities available to Mr. Winterhalter, the availability of shares of common stock at prices that would make the purchase of additional shares of common stock desirable and other investment considerations, Mr. Winterhalter may endeavor to increase his position in the Issuer through, among other things, the purchase of shares of common stock on the open market if the Issuer’s common stock is traded in the future, or in private transactions or otherwise, on such terms and at such times as Mr. Winterhalter may deem advisable.  Mr. Winterhalter reserves the right to dispose of any or all of his shares of common stock in the open market, if such market is created in the future, or otherwise, at any time and from time to time and to engage in any hedging or similar transactions.

Mr. Winterhalter intends to review his investment in the Issuer on a continuing basis and may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer, one or more members of the board of directors of the Issuer and/or one or more other representatives of the Issuer concerning the business, operations and future plans of the Issuer.

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Mr. Winterhalter does not have any present plan or proposal which would relate to or result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

 Mr. Winterhalter may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate and adopt plans or proposals with respect thereto subject to compliance with applicable regulatory requirements.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) On the filing date of this Schedule 13D, Mr. Winterhalter beneficially owned, in the aggregate, 150,000 shares of common stock, representing approximately 5.8% of the Issuer’s outstanding shares of common stock, based on 5,927,106 shares of common stock issued and outstanding as of April 27, 2020, according to the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission on April 27, 2020.

As disclosed in the Original Schedule 13D, Mr. Winterhalter beneficially owned, in the aggregate, 4,000 shares of common stock, representing approximately 67.49% of the Issuer’s outstanding shares of common stock, based on 5,927 shares of common stock issued and outstanding as of February 27, 2015, according to the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission on February 27, 2015.

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On March 10, 2016, Mr. Winterhalter gifted an aggregate of 90 shares of common stock of the Issuer.

On April 14, 2016, Mr. Winterhalter acquired 5 shares of common stock of the Issuer as a bonus for acting as an officer and director of the Issuer.

On April 27, 2018, Mr. Winterhalter acquired 14,533 share of common stock of the Issuer pursuant to a conversion of $89,000 of debt of the Issuer held by Mr. Winterhalter.

On May 15, 2018, the Issuer issued Mr. Winterhalter 20 shares of common stock of the Issuer pursuant to the issuance on April 27, 2020, where the number of shares issued was 20 shares fewer than should have been issued pursuant to a clerical error.

On November 22, 2019, Mr. Winterhalter sold 10 shares of common stock of the Issuer at a purchase price of $20,440 per share.

On March 29, 2020, the Company issued 150,000 shares of common stock to Mr. Winterhalter as compensation for Mr. Winterhalter providing book keeping, record keeping and accounting services to the Company from June 10, 2019 to March 27, 2020.

(b) Mr. Winterhalter directly owns and has sole voting power and sole dispositive power with respect to all of the shares of common stock reported in this Schedule 13D as being beneficially owned by him.

(c) Except as set forth in this Schedule 13D, Mr. Winterhalter has not effected any transaction in the shares of common stock during the past sixty (60) days.

(d) Except for Mr. Winterhalter, no person is known by Mr. Winterhalter to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Winterhalter.

(e) Not applicable.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To the knowledge of Mr. Winterhalter, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between himself and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

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SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 26, 2020	By:	/s/ Michael Winterhalter
Michael Winterhalter

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